SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                            ____________________

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934


                                 ACTV, Inc.
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of securities)

                                 0008 8E112
                               (CUSIP Number)

                             Richard J. Emmerich
                       Global Capital Management, Inc.
                             601 Carlson Parkway
                                  Suite 200
                         Minnetonka, Minnesota 55305
                               (612) 476-7200
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               March 20, 1997
           (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        Check the following box if a fee is being paid with the statement
   [X].

                      (continued on following pages)

   CUSIP No. 0008 8E112                              Schedule 13D


        1) Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons
                  Global Capital Management, Inc./FEIN 41-1625323

        2)   Check the Appropriate Box if a Member of a Group  (a) [  ]
                                                               (b) [  ]

        3)   SEC Use Only


        4)   Source of Funds
                  WC

        5)   Check Box if Disclosure of Legal Proceedings is Required
             Pursuant to Item 2(d) or 2(e)      [  ]

        6)   Citizenship or Place of Organization
                  Delaware

        Number of Shares Beneficially Owned by Each Reporting Person
        With:

             (7)  Sole Voting Power
                  878,845 (See Item 5)

             (8)  Shared Voting Power
                  0

             (9)  Sole Dispositive Power
                  878,845 (See Item 5)

             (10) Shared Dispositive Power
                  0

        11) Aggregate Amount Beneficially Owned by Each Reporting Person 878,845 (See Item 5)

        12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

        13)  Percent of Class Represented by Amount in Row (11)
                  6.9% (See Item 5)

        14)  Type of Reporting Person
                  CO

                                SCHEDULE 13D

        ITEM 1.  SECURITY AND ISSUER.

        This Schedule 13D relates to the common stock, par value $0.10 per share ("Common Stock"), of ACTV, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1270 Avenue of the Americas, New York, New York 10020.

        ITEM 2.  IDENTITY AND BACKGROUND.

        This Schedule 13D is being filed by Global Capital Management, Inc., a Delaware corporation ("Global"). Global manages private investment vehicles. Global is the general partner of Global Bermuda Limited Partnership, a Bermuda limited partnership (the "Partnership"). Global is also the investment manager of Lakeshore International, Ltd., a Bermuda limited liability company (the "Offshore Fund"; the Partnership and the Offshore Fund are referred to collectively herein as the "Investors"). The directors and executive officers of Global are Richard J. Emmerich, John D. Brandenborg, and Michael J. Frey (the "Directors"), who are principally employed, respectively, as President and Chief Executive Officer, Vice President and Treasurer, and Vice President and Secretary of Global. All of the Directors are U.S. citizens.

        The principal office of Global is located at 601 Carlson Parkway, Suite 200, Minnetonka, Minnesota 55305, which is also the office address of Messrs. Emmerich, Frey and Brandenborg.

        During the last five years, neither Global nor any of the Directors has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting it or him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On August 13, 1996, the Partnership acquired an aggregate of 30,000 shares of the 5% Cumulative Convertible Preferred Stock of two wholly-owned subsidiaries of the Issuer ("Preferred Stock"). The aggregate purchase price of these shares was $750,000, which was paid out of the Partnership's working capital.

        Subsequently, on February 11, 1997, the Partnership acquired an additional 6,000 shares of Preferred Stock and, on February 14, 1997, the Offshore Fund acquired 10,000 shares of Preferred Stock. The aggregate purchase price of these shares was $489,760, which was paid out of the Investors' working capital.

   ITEM 4.  PURPOSE OF TRANSACTION.

        Preferred Stock held by the Investors was acquired and is held for investment purposes.

        Neither Global nor the Directors have any plans or proposals which relate to or would result in transactions of the kind described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except that Global may from time cause the Investors to acquire Common Stock for investment purposes by converting shares of Preferred Stock, or otherwise, and may from time to time sell shares of Common Stock long or short in the market or in negotiated transactions.

   Item 5.  Interest in securities of the issuer.

        (a) Preferred Stock may be exchanged for the number of shares of Common Stock determined by dividing (i) $25 multiplied by the number of shares of Preferred Stock being exchanged, plus accrued and unpaid dividends on such shares, by (ii) an exchange price equal to a specified percentage (decreasing in monthly increments from 86% in January, 1997 to 69.625% in September, 1997 and thereafter) of the lesser of (x) the market price per share of Common Stock at the time of the exchange or (y) in the case of exchanges taking place on and after September 1, 1997, the average market price per share of Common Stock for the month of August, 1997.
             Consequently, the number of shares of Common Stock for which the Investors' Preferred Stock may be exchanged is not fixed until the time of the exchange.

             Notwithstanding the foregoing, unless the Issuer seeks to exercise a right to purchase Preferred Stock, a holder of Preferred Stock cannot exchange it into Common Stock to the extent that, after giving effect to the exchange, the holder and its affiliates would beneficially own over 4.9% of the outstanding Common Stock. A holder of Preferred Stock may elect to terminate that limitation on 61 days' prior notice to the Issuer, or immediately in the event of a change in control (as defined) of the Issuer.

             In view of that limitation, Global disclaims beneficial ownership of more than 4.9% of the outstanding Common Stock. Global is nevertheless filing this Statement because of the potential applicability of Rule 13d-3(b) under the Securities Exchange Act of 1934.

             Without giving effect to that limitation:

             (1) As of March 20, 1997, Global was the beneficial owner of 630,747 shares of Common Stock (by reason of the Investors' right to exchange their Preferred Stock for that number of shares). Based upon the Issuer's Form

                  10-K for the year ended December 31, 1996, the Issuer had 11,787,106 shares of Common Stock outstanding. Treating as also outstanding the 630,747 shares of Common Stock for which the Investors' Preferred Stock was exchangeable, Global would be deemed as of March 20, 1997 to have been the beneficial owner of 5.1% of the Issuer's outstanding Common Stock.

             (2) As of the date hereof, Global is the beneficial owner of 878,845 shares of Common Stock (by reason of the Investors' right to exchange their Preferred Stock for that number of shares). Based upon the Issuer's Form 10-Q for the quarter ended March 31, 1997, the Issuer has 11,838,734 shares of Common Stock outstanding. Treating as also outstanding the 878,845 shares of Common Stock for which the Investors' Preferred Stock is exchangeable, Global would be deemed as of the date hereof to be the beneficial owner of 6.9% of the Issuer's outstanding Common Stock.

        (b) Global would have the sole power to vote and dispose of any shares of Common Stock issued in exchange for the Investors' Preferred Stock.

        (c) No transactions in Common Stock were effected by the Investors during the sixty (60) days prior to March 20, 1997 or the date hereof.

        (d) No person other than the Investors has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock issued in exchange for the Investors' Preferred Stock.

        (e)  Not applicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 herein with respect to securities of the Issuer (other than contracts, arrangements, understandings and relationships generally applicable to portfolio securities of the Investors, such as the partnership agreement of the Partnership and the investment management agreement between Global and the Offshore Fund). There are no contracts, arrangements, understandings or relationships between such persons and any other person with respect to any securities of the Issuer, except for agreements entered into between the Investors and the Issuer in connection with the Investors' acquisition of Preferred Stock.

   ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

        No exhibits are required to be filed as part of this Schedule
   13D.

                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date:  May 29, 1997              GLOBAL CAPITAL MANAGEMENT, INC.



                                    By:    /s/ John D. Brandenborg
                                           -------------------------
                                    Name:  John D. Brandenborg
                                    Title:  Vice-President